Exhibit 16.1

August 31, 2005

Securities and Exchange Commission
Washington, DC 20549

Commissioners:

We were previously principal accountants for Gerber Scientific, Inc. and, under the date of July 12, 2005, we reported on the consolidated financial statements of Gerber Scientific, Inc. as of and for the years ended April 30, 2005 and 2004, management's assessment of the effectiveness of internal control over financial reporting as of April 30, 2005, and the effectiveness of internal control over financial reporting as of April 30, 2005. On August 25, 2005, our appointment as principal accountants was terminated. We have read Gerber Scientific, Inc.'s statements included under Item 4.01 of its Form 8-K dated August 31, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with Gerber Scientific, Inc.'s statements in the first paragraph of Item 4.01 (b) related to PricewaterhouseCoopers LLP.

Very truly yours,

/s/ KPMG LLP

Hartford, Connecticut